SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     DEFAULT PROOF CREDIT CARD SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   244626 40 4
                                   -----------
                                 (CUSIP Number)

                             Walter M. Epstein, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
                                 --------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 5, 1999
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box.

                                      |_|


                               Page 1 of 12 Pages.

--------------------------
CUSIP No. 244626 40 4                 13D
--------------------------

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1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       DR. ERIC H. SPELLMAN
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) |_|
                                                                        (b) |_|
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3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS:

       00
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
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6      CITIZENSHIP OR PLACE OF ORGANIZATION:

       United States
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                7     SOLE VOTING POWER:
   NUMBER OF          83,500
    SHARES      ----------------------------------------------------------------
 BENEFICALLY    8     SHARED VOTING POWER:
   OWNED BY           -0-
     EACH       ----------------------------------------------------------------
   OWNED BY     9     SOLE DISPOSITIVE POWER:
   REPORTING          83,500
  PERSON WITH   ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER:
                      -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       83,500
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES:                                                              |_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       6.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON:

       IN
--------------------------------------------------------------------------------


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

Item 1.     Security and Issuer.

            This Schedule 13D relates to shares of common stock, $.01 par value per share ("Common Stock"), of Default Proof Credit Card Systems, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 1545 Miller Road, Coral Gables, FL 33416.

Item 2.     Identity and Background.

            This Schedule 13D is being filed on behalf of Dr. Eric H. Spellman. Dr. Spellman is a dentist whose address is 16 North Chatsworth Avenue, Larchmont, NY 10538. Dr. Spellman is a United States citizen.

            Dr. Spellman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            Dr. Spellman has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            On February 5, 1999, Dr. Spellman was issued 40,000 shares of Common Stock of the Company in consideration of marketing and consulting services rendered by Dr. Spellman and pursuant to an agreement between Dr. Spellman and the Company, dated January 28, 1999 (the "Agreement").

Item 4.     Purpose of Transaction.

            Dr. Spellman acquired the shares for investment purposes.

            Dr. Spellman intends to review his holdings in the Company on a continuing basis. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Dr. Spellman to acquire or dispose of the Common Stock, other business opportunities available to Dr. Spellman, and other relevant factors, Dr. Spellman may in the future take such actions with respect to his holdings in the Company as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired, either in a sale(s) of Common Stock in the open market or the sale(s) of Common Stock in privately negotiated transactions to one or more purchasers.

            Dr. Spellman has not formulated any plans or proposals which relate to or would result in any of the following:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"); or

            (j) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) (b) On the date hereof, Dr. Spellman beneficially owns directly and indirectly 83,500 shares of Common Stock or approximately 6.2% of the issued and outstanding shares of Common Stock.

            Dr. Spellman has (a) sole power to vote or to direct the vote of 83,500 shares of Common Stock and (b) sole power to dispose or to direct the disposition of 83,500 shares of Common Stock.

            Dr. Spellman does not have (a) shared power to vote or to direct the vote of any shares of Common Stock or (b) shared power to dispose or direct the disposition of any shares of Common Stock.

            (c) Except for the transactions described in Item 3 above, Dr. Spellman was not involved in any transactions in shares of Common Stock during the past sixty days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Under the terms of the Agreement, Dr. Spellman received 40,000 shares of Common Stock of the Company for certain services rendered, with the possible issuance of an additional 60,000 of such shares upon the terms and subject to the conditions set forth in the Agreement. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Spellman and the Company with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            (a) Conformed copy of the Agreement dated January 28, 1999.

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:      February 24, 1999


                                          By: /s/ Dr. Eric H. Spellman
                                              ------------------------------
                                              Dr. Eric H. Spellman

                                                                       EXHIBIT A

AGREEMENT between Default Proof Credit Card System, Inc. (the "Company"), a Florida Corporation, with offices in Miami, Florida, and Dr. Eric H. Spellman as Investment & Marketing Associate (the "IMA") with office in 16 North Chatsworth Ave., Larchmont, N.Y. 10538.

WHEREAS, the Company is the exclusive worldwide licensee of U-S. Patent numbers 4,718,009 and 5,025,138, and of the Canada Patent number 1,280,213, the Company's Patent Pending ATMs' LINE OF CREDIT SYSTEM (LOC), and the Company's Patent Pending Internet Web Site Debit Card better known under the Internet Domain Name UBUYDEBITCARDS.COM or the other Domain Name UBUYCREDITCARDS.COM.

WHEREAS, since 1990 EWA had been involved with the management of the Company, and very active since 1994 with its marketing, with the seeking of funds through the arrangements of numerous meetings and telephone conferences between investors, brokerage houses, investment bankers and others with the Company's officers and Directors, IMA has full knowledge of the business of the Company and has received, and read a copy of the Summary page of each of these referred patents, and the highlights summary of the patents pending (LOC and UBUYDEBITCARDS.COM), and had seen the Web Site of the ones related to the Internet, under confidentiality. See (a) enclosed.

WHEREAS, IMA has received, and read, a copy of the Company's Business Profile Memorandum and is very familiar with the Business of the Company, See (b) enclosed.

WHEREAS, the Company have always desired to obtain the services of a National Bank that issues credit and debit cards or a national or international financial institution that, through its facilities, will do the marketing, the offering, the soliciting, and the issuing of credit and debit cards under the Company's Default Proof Credit Card System (the "DPCCS"). And/or to secure the necessary investment funds for the company development including the purchase of a small Florida commercial or savings and loans bank.

WHEREAS, IMA since 1994 has devoted his time and efforts to help the Company in developing its business plan, and IMA has expressed and demonstrated that he has the knowledge, the experience and the business and social relations, and has always offered to the Company the services of his professional expertise in the arranging of meetings and the association of individuals, corporations, banks' officers, investment bankers, investors. etc., with the Company officers, for the purpose of consequently obtaining a valid and agreeable contract, between a National and/or Bank(s) or financial institution(s) that issues VISA(R), MASTERCARD(R), OPTIMA(R), AMERICAN EXPRESS(R), or DISCOVER(R) credit and/or debit cards, and the Company, or needed funds or financing.

NOW, THEREFORE, in consideration of all the premises herein above stated the Company and the IMA agree as follows:

      1. The Company warrants and represents that the foregoing statements are true and correct.

      2. This Agreement voids, cancels and replaces any existing previous agreement, in writing or verbal, between the Company and Eric H. Spellman in his name, IMA's name, or under any other D.B.A. name. This Agreement is not exclusive and it is subject to IMA: personally or through the efforts of one of any the acquaintances of IMA presented and referred by IMA to the Company, generates a valid contract (the "Bank's Contract") with a National or International Bank(s) or financial institution(s) for the contracted Bank(s) or financial institution(s) to issue credit/debit cards under the DPCCS and is executed between the Company and IMA's contact.

      3. The duration of this Agreement is of four (2) years (the "Duration Period") from the date of this Agreement (the "Effective Date"), and may be only extended or renewed by the written approval of both parties.

      4. IWA, since 1994 had presented to the Company's officers, and the Company's officers attended meetings in New York City, Cleveland, Ohio, Columbus, Ohio, Boca Raton, Florida, etc., or maintained telephone conferences with dozens of investment bankers, investors, lawyers, stock brokers and others introduced to the Company by IWA, to mention just a few - Richard Zipes, Albany, N,Y.; Mr. Rosenberg, Cincinnati, OH; Mr. Hyman, N,Y.; Mr. Demon, Smith Barney Corp; Mr. Zices, Investment Banker in Manhattan, N.Y.; Key Bank officers, Cleveland, OH; BancOne, Columbus, OH; Mr., Paul Luftig, Investment Banker; First Card Corp. officers, Uniondale, NY; Mr. Michael Rosenbaum; Judith Levine, Esq., Columbus, OH; Hal D. Reiff ; Ruvan Cohen and John Hillman, both with CitiBank, now CitiGroup, and others.

      5. The Company in consideration of the above (#4) detailed work done by IMA and for his continuos efforts on behalf of the Company is issuing effective February 5, 1999 forty thousand shares(40,000) of the post-split Common Stock $0.01 par value per share. This is in consideration of all IMA has contributed with his efforts, talent and work to the Company since early 1994 to this date and for valuable future contributions, this consideration is not related to the offer related in number nine(9) ahead in this agreement.

      6. The bank(s) or financial institution(s) must be ranked worldwide, among the top credit/ debit card issuer banks, and/or among the top owners of operative Automatic Teller Machines, or the UBLIYDEBITCARDS.COM patent pending potential developers.

      7. The contracted bank(s) and/or financial institution(s) will agree to the following:

            a) The Contract will be for not less than one year (1).

            b) The Company will receive fees per each credit or debit card issued. The Company will consider other business consideration or financial agreements.

            c) The contracted bank(s) may be also licensed to do marketing testings.

            d) All the expenses related, but not limited, to marketing, advertising, issuing, and processing of the credit/debit cards, will be the bank(s) or financial institution's responsibility.

            e) The Company will have the right to reject any offered contract.

      8. The Company will provide the contracted issuing bank(s) with information, support and knowledge regarding it's secured credit/debit card systems, including the LOC SYSTEM(SM) and the UBUYDEBITCARDS.COM.

      9. On the completion and execution of the Contract, by IMA or by the contact(s) presented by IMA to the Company, and with no relation to other fees paid or to be pay to that contact, and in consideration to IMA labor and efforts in obtaining the signed Contract between the Company and a bank(s) and/or a financial institution(s), and within five (5) business days from the effective date of such contract, the Company will issue sixty thousand (60,000) shares of the Company's post-split Common Stock $0.01 par value per share, in the name of the IMA.

      10. The rights created by this Agreement shall inure to the benefit of, and the obligations created thereby be binding upon the successors of the parties hereto.

      11. This Agreement shall be governed by the laws of the State of Florida.

      12. If any covenant, condition or other provisions of this Agreement is held to be invalid, void or illegal by any court of competent jurisdiction, it will be deemed severable from the remainder of this Agreement and will in no way affect or invalidate any other covenant, condition or provision.

      13. The addresses of the respective parties to this Agreement for any purposes shall be.

As to the Company:                         As to the Investment &Marketing
                                           Associate:
Pedro P. Llaguno, Secretary & Vice
President,                                 Dr. Eric H. Spellman
2050 Coral Way, Suite 404,                 16 North Chatsworth Ave.,
Miami, Florida 33145                       Larchmont, N.Y. 10538

      14. This Agreement is the entire agreement among the parties regarding its subject matter. The recitables are incorporated herein as part of this Agreement. No other agreements, covenants, representations or warranties have been made by the parties on the subject of this Agreement.
This is an integrated Agreement.

      15. This Agreement can be executed in one or more counterparts, which counterparts will constitute a single integrated agreement.

      IN WITNESS WHEREOF, the undersigned have duly executed this Agreement, by DPCCS at Miami, Florida on the 28 day of January, 1999.

DEFAULT PROOF CREDIT CARD SYSTEM, INC.


By: /s/ Vincent Cuervo
    ----------------------------------
    Dr. Vincent Cuervo, President & CEO


INVESTMENT & MARKETING ASSOCIATE


By: /s/ Eric H. Spellman
    ----------------------------------
    Eric H. Spellman


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